SEC No 82 - 2142

02028083

Ref BTRsec/Rls Admin/Letters/2002/0465

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

invensys

RECEIVED
MAR 19 2002

5 March 2002

Dear Sirs,

SUPPL

12g3 – 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a press release announcing Non Executive Director changes to the Invensys Board.

Yours faithfully,

Rachel Spencer
Deputy Secretary
Invensys plc
Tel: 0207 821 3749
Fax: 0207 821 3884
Email: rachel.spencer@invensys.com

PROCESSED
APR 10 2002
THOMSON
FINANCIAL

dw 3/29

"emailalert@hemscott.co.uk" <emailalert
01/03/2002 16:35

To: "claudine.wykes@invensys.com" <claudine.wykes@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Non-Executive Director

This Email News Alert service is brought to you by Invensys and
http://www.hemscott.net

RNS Number:2972S
Invensys PLC
1 March 2002

For immediate release, 1 March 2002

Non Executive Director Changes to Invensys Board

Invensys plc announces that Larry Farmer has been appointed a non-executive director with effect from 1 March 2002.

Larry Farmer was from 1990 to 2000 the Chief Executive and President of Brown & Root Energy Services, with responsibility for its world-wide business of engineering and construction of oil and gas production facilities and pipelines, overseeing 15,000 people and an annual turnover of $3 billion. Prior to his retirement in December 2001, he was Chief Executive of Halliburton Brown & Root Limited, the UK business of the engineering, construction and oilfield services group, Halliburton Company.
He is a US citizen resident in the United Kingdom.

Lord Marshall, Chairman of Invensys plc said:
"I welcome the appointment to the Board of Larry Farmer, who will bring considerable experience of serving the oil and gas business as well as his experience in successfully delivering major engineering projects."

With the appointment to the Board of Larry Farmer as an additional non executive director, Hugh Collum has decided to step down from the Invensys Board with effect from 31 March 2002, due to his substantial other commitments.

Lord Marshall, Chairman of Invensys plc said:
"I would like to thank Hugh for his considerable contribution to Invensys and previously to Siebe during the last four years. His experience and knowledge have added considerably to the strength of the Board and we all wish him well for the future."

Contact:

Invensys plc
Duncan Bonfield +44 (0) 20 7821 3712

Brunswick
Ben Brewerton +44 (0) 20 7404 5959

Notes
Invensys plc, the international production technology and energy management group, specialises in helping companies to improve efficiency, performance and
profitability. With close to 76,000 employees, Invensys is headquartered in London, England.

Our Production Management businesses work closely with customers in order to
drive up performance of their production assets and maximise the return on investments in product technologies. The division includes Foxboro, Wonderware, Triconex, APV, Eurotherm and Baan and it addresses the oil, gas,
and chemicals; food beverage and personal healthcare; and discrete and hybrid
manufacturing sectors.

Our Energy Management businesses actively work with clients involved in both
the supply and consumption of energy, developing systems using innovative technologies that improve the reliability and security of power supplies. The
division includes Energy Solutions, Metering Systems, Appliance, Home and Climate Controls and Power Systems and focuses on markets connected with power
and energy infrastructure and commercial and residential buildings.

END
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